April 16, 2015

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	Prudential Retirement Security Annuity VI

Registration statement No. 333-199286

Commissioners:

Prudential Retirement Security Annuity VI is a group variable annuity contract issued by Prudential Retirement Insurance and Annuity Company and its separate account PRIAC Variable Contract Account A. PRIAC Variable Contract Account A requests acceleration of the effective date of this registration statement to May 1, 2015, or as soon as possible thereafter. Thank you for your attention to this.

/s/ Srinivas D. Reddy
BY: Srinivas D. Reddy
SRINIVAS D. REDDY
VICE PRESIDENT, PRODUCT AND INVESTMENT MANAGEMENT,
PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

April 16, 2015

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	Prudential Retirement Security Annuity VI

Registration statement No. 333-199286

Commissioners:

Prudential Retirement Security Annuity VI is a group variable annuity contract issued by Prudential Retirement Insurance and Annuity Company and its separate account PRIAC Variable Contract Account A. PRIAC Variable Contract Account A requests acceleration of the effective date of this registration statement to May 1, 2015, or as soon as possible thereafter. Thank you for your attention to this.

/s/ Michael J. King
BY: MICHAEL J. KING
SENIOR VICE PRESIDENT AND CHIEF LEGAL OFFICER
PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC